Stacy Winick
Bell, Boyd & Lloyd PLLC
1615 L Street, NW, Suite 1200
Washington, DC 20036-5610

March 19, 2007

RE: Nuveen Multi-Currency Short-Term Government Income Fund
    File Nos.: 811-22018; 333-140868

Dear Ms. Winick:

We have reviewed the registration statement on Form N-2 for Nuveen Multi-Currency Short-Term Government Income Fund (the "Fund") filed with the Commission on February 23, 2007. We have the following comments on the registration statement.

General Comments

1. We note that portions of the filing are incomplete. We may have comments on such portions when you complete them in a pre-effective amendment, or on financial statements and exhibits added in any pre-effective amendments.

2. Please inform us supplementally whether the NASD has reviewed the terms and arrangements of the offering, and whether it has raised any concerns about any aspect of the offering.

Prospectus

3. Please clarify the fifth sentence in the Portfolio Contents section, which states that the Indirect Investments provide either the economic equivalent of Direct Investments or the approximate return performance of fixed income securities "relative to" high quality U.S. short-term fixed income securities.

4. Summary—The Investment Objective and Policies section mentions "collateralized" forward currency contracts. This is the first mention that these contracts will be collateralized. Please conform the disclosure throughout the prospectus.

5. Other Portfolio Characteristics and Information—The second and third bullet points refer respectively to "economic exposure" and "investment exposure." Please explain the difference between these concepts. Please add elsewhere in the disclosure that the Fund's dollar-weighted average maturity will be three years or less. Also explain how the maturity is calculated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 under the Securities Act of 1933.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel